UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 20, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Second Quarter 2021 Results of UBS Group AG and UBS AG, which appear immediately following this page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  July 20, 2021

UBS

Second quarter 2021 results



20 July 2021

Important information

Forward Looking Statements: This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2020. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the second quarter of 2021 for a list of all measures UBS uses that may qualify as APMs.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 2Q21 report for more information.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders.

Rounding: Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values which are zero on a rounded basis can be either negative or positive on an actual basis.

UBS

Agenda

1

Key messages

Ralph Hamers
Group CEO

2

Financial performance, divisional results and capital

Kirt Gardner
Group CFO

3

Q&A

Key messages

We are executing relentlessly

for our clients

- **25bn** GWM NNFGA[1] 2Q21
- **9bn** AM NNM excl. MM 2Q21

We are delivering on our strategic initiatives

to drive growth and efficiency

- **8bn** SI mandate flows[2] 1H21
- **>3x** GWM NNFGA per advisor 1H21, YoY

We are committed to driving higher returns

by unlocking the power of UBS

- **2.0bn** Net profit 2Q21
- **19.3%** RoCET1 2Q21

UBS

1 Net new fee-generating assets; 2 Net inflows into GWM 100% SI multi-asset mandates

We are executing relentlessly for our clients

GWM
Fee-generating assets


1.1trn
1.4trn
30.6.20
30.6.21

25bn
Net new fee-generating assets, 2Q21

GWM
Loans


189bn
228bn
30.6.20
30.6.21

7bn
Net new loans, 2Q21

GWM
Transaction-based income


824m
953m
2Q20
2Q21

+16%
Transaction-based income YoY, 2Q21

AM
Invested assets


0.9trn
1.2trn
30.6.20
30.6.21

9bn
Net new money excl. MM, 2Q21

IB
Global Banking income


525m
881m
2Q20
2Q21

+68%
Global Banking income YoY, 2Q21

P&C
Investment products, Personal Banking, CHF


18bn
22bn
30.6.20
30.6.21

1bn
Net new investment products, CHF, 2Q21

UBS

Delivering on the core elements of the ecosystem for investing

Private markets
Invested assets, GWM+AM


118bn
128bn
31.12.20
30.6.21

18bn

Investments facilitated into private markets
1H21, GWM+AM+IB

SMAs[1]
Invested assets, AM


89bn
111bn
31.12.20
30.6.21

17bn

Net new money from SMA initiative in the US
1H21, AM

Sustainability
Sustainability-focused invested assets, AM


97bn
129bn
31.12.20
30.6.21

8bn

Net inflows into 100% SI multi-asset mandates,
1H21, GWM

My Way
Invested assets, GWM


1.5bn
4.2bn
31.12.20
30.6.21

2.6bn

Net inflows into mandates through My Way,
1H21, GWM

Scalability
NNFGA per advisor, GWM


1.8m
6.4m
1H20
1H21

+16%

Average income per advisor YoY,
1H21, GWM

UBS

1 Separately Managed Accounts

All regions contributing to growth and efficiency

As of or for the quarter ended 30.6.21, YoY

Americas

IA 2.0trn +24%

Profit before tax 0.8bn +65%

Cost/ income ratio 78.8% (3.1) ppts

Switzerland

IA 0.8trn +23%

Profit before tax 0.8bn +57%

Cost/ income ratio 59.6% (3.2) ppts

Asia Pacific

IA 0.8trn +27%

Profit before tax 0.6bn +15%

Cost/ income ratio 62.2% (0.5) ppts

EMEA

IA 1.0trn +26%

Profit before tax 0.5bn +45%

Cost/ income ratio 71.2% (3.5) ppts


+25%
4.5trn
invested
assets[1]
30.6.20
30.6.21

UBS 1 GWM, AM and P&C; includes 3bn invested assets from minor functions which are not included in the individual regions

Financial results overview

		2Q21	1H21	
Group	**Return on CET1 capital**	**19.3%**	**18.8%**	Target: 12-15%
	Return on tangible equity	15.4%	14.7%	
	Cost / income ratio	**71.8%**	**72.8%**	Target: 75-78%
	Net profit attributable to shareholders	USD 2.0bn	USD 3.8bn	
	CET1 capital ratio	**14.5%**	**14.5%**	Guidance: ~13%
	CET1 leverage ratio	**4.09%**	**4.09%**	Guidance: >3.7%
	Tangible book value per share	USD 15.05	USD 15.05	
GWM	Profit before tax	USD 1.3bn	USD 2.7bn	
	PBT growth	**47% YoY**	**29% YoY**	Target: 10-15% over the cycle
	Invested assets	USD 3.2trn	USD 3.2trn	
	Net new fee-generating assets	USD 25bn	USD 61bn	
P&C	Profit before tax	CHF 0.5bn	CHF 0.8bn	
	Return on attributed equity (CHF)	22%	20%	
	Net new loans, Personal Banking	CHF 0.6bn	CHF 1.4bn	
AM	Profit before tax	USD 0.3bn	USD 0.5bn	
	Invested assets	USD 1.2trn	USD 1.2trn	
	Net new money excl. money markets	USD 9bn	USD 31bn	
IB	Profit before tax	USD 0.7bn	USD 1.1bn	
	Return on attributed equity	21%	17%	
	RWA and LRD vs. Group	**31% / 31%**	**31% / 31%**	Guidance: up to 1/3

2Q21 net profit USD 2.0bn; 19.3% RoCET1



Profit before tax
m
+64%
1,582
1,222
352
(563)
2,593
Operating income
+21%
+19% excl. FX
Operating expenses
+10%
+6% excl. FX
2Q20
Income
Credit loss expense
Operating expenses
2Q21

Cost / income ratio[1]

75.8% — (4.1) ppts → 71.8%

2Q21

2,006m net profit +63%	**0.55** diluted EPS +65%
19.3% return on CET1 capital	**2.5bn** CET1 capital accretion[2]

30.6.21

14.5% CET1 capital ratio	**4.09%** CET1 leverage ratio

UBS 1 Defined as operating expenses divided by income, which excludes credit loss expenses / releases; 2 Includes 2.2bn increase in CET1 capital and 0.3bn increase in accruals for 2021 dividends

Executing our cost strategy

Operating expenses
bn



11.7
0.1
0.6
0.0
0.4
12.8
1H20
Costs excluding variable and FA compensation, litigation, restructuring and FX
Variable and FA compensation
Litigation and restructuring[1]
FX
1H21

Cost/ income ratio[2] 74.0% (1.2) ppts 72.8%

UBS

1 1H20 includes net restructuring costs of 107m and litigation expenses of 8m; 1H21 includes net restructuring costs of 90m (149m restructuring costs partly offset by 59m curtailment gains) and litigation expenses of 72m; 2 Defined as operating expenses divided by income, which excludes credit loss expenses / releases

Delivering attractive returns and improving efficiency



RoCET1
19.3%
13.2%
RoTE
15.4%
9.7%
Net profit
m
1,232
2,006
2Q12
2Q13
2Q14
2Q15
2Q16
2Q17
2Q18
2Q19
2Q20
2Q21



75.8%
C/I
71.8%
Profit before tax
m
1,582
2,593
2Q12
2Q13
2Q14
2Q15
2Q16
2Q17
2Q18
2Q19
2Q20
2Q21

UBS

Global Wealth Management



Profit before tax
m
+47%
880
1,057
864
1,409
1,294
Operating income
m
+21%
Transaction-based income
Net interest income
Recurring net fee income
3,942
824
1,023
2,128
(64)
4,280
863
962
2,341
22
4,277
776
1,011
2,468
7
4,848
1,183
997
2,629
3
4,774
953
1,026
2,774
14
Other income
Credit loss (expenses) / releases
Cost / income ratio
76%
76%
80%
71%
73%
Invested assets
End of period, bn
+25%
Fee-generating assets
2,590
1,104
2,754
1,163
3,016
1,277
3,108
1,328
3,230
1,416
2Q20
3Q20
4Q20
1Q21
2Q21

PBT 1,294m, +47% with growth in all regions

Operating income +21%, reflecting increases across all revenue lines

Credit loss releases 14m vs. 64m credit loss expenses in 2Q20

Operating expenses +14% on higher revenues; 8th consecutive quarter of YoY positive operating leverage

Net new loans 7bn with positive net new loans in all regions

Invested assets 3.2trn, +25%;
Fee-generating assets 1.4trn, +28%

NNFGAs 25bn with net inflows in all regions; 8% annualized NNFGA growth

UBS

Global Wealth Management

Recurring net fee income
m



+30%
2,128
2,341
2,468
2,629
2,774
2Q20
3Q20
4Q20
1Q21
2Q21

Net interest income
m



Loans / bn
189 201 213 219 228
Deposits / bn
315 321 348 337 344
+0%
1,023
962
1,011
997
1,026
2Q20
3Q20
4Q20
1Q21
2Q21

Transaction-based income
m



+16%
824
863
776
1,183
953
2Q20
3Q20
4Q20
1Q21
2Q21

+30% YoY driven by higher FGA

+5% QoQ supported by continued strong NNFGA momentum

Flat YoY as higher loan revenues were offset by the impact of lower rates

+3% QoQ on higher loan volumes and USD deposit revenues

+16% YoY driven by structured products and alternatives

9th consecutive quarter of YoY growth[1]

UBS

1 Excluding a 75m fee related to the shift of 5bn in client assets and 1bn of loans from GWM to P&C in 4Q19

Global Wealth Management

Fee-generating assets[1]

bn


+28%
APAC
Switzerland
EMEA
Americas
1,104
87
96
263
656
1,163
93
102
277
690
1,277
103
111
306
757
1,328
112
112
311
793
1,416
119
123
329
845
2Q20
3Q20
4Q20
1Q21
2Q21

	2Q20	3Q20	4Q20	1Q21	2Q21
Net new fee-generating assets / bn	12	5	18	36	**25**
Fee-generating asset margin[2] / bps	87	85	82	86	**82**

25bn NNFGA[1], 2Q21
- Americas 14bn
- EMEA 5bn
- APAC 4bn
- Switzerland 3bn

84bn NNFGA[1], 8% growth last 12 months
- Americas 48bn, 7% growth
- EMEA 13bn, 5% growth
- APAC 18bn, 20% growth
- Switzerland 6bn, 6% growth

2Q21 FGA margin[2] 82bps, (4bps) YoY, primarily driven by flows into lower-margin mandates and funds[3]; (4bps) QoQ on seasonally lower transaction revenues

FGA generate most of GWM's recurring net fee income (~90% in FY20) and a portion of transaction-based income (~30% in FY20)

UBS

1 2Q21 includes 1.0bn FGA and 0.1bn in NNFGA outflows in minor functions which are not included in the four regions; 2 Calculated as revenues from FGA (annualized) divided by average FGA for the relevant mandate fee billing period. Refer to the 2Q21 report for more information; 3 E.g., sustainable investment mandates that exclude hedge fund allocations, zero-fee SMAs, funds with lower trailer fees

Personal & Corporate Banking (CHF)



Profit before tax
m
+100%
229
305
318
358
456
Operating income
m
+31%
790
850
896
950
1,037
Transaction-based income
227
264
230
239
288
Net interest income
496
472
455
470
480
Recurring net fee income
159
170
177
182
187
(104)
(84)
20
22
42
Other income
Credit loss (expenses) / releases
Cost / income ratio
63%
58%
66%
64%
58%
2Q20
3Q20
4Q20
1Q21
2Q21

PBT 456m, +100%

Operating income +31% driven by credit loss releases, higher transaction-based income, record recurring net fee income and a 26m gain from real estate sales

Credit loss releases of 42m vs. 104m credit loss expenses in 2Q20

Operating expenses +4% driven by higher personnel expenses and investments in technology

Net new investment products in Personal Banking +0.9bn, 16% annualized growth

Net new loans in Personal Banking +0.6bn, 3% annualized growth

UBS

Asset Management



Profit before tax
m
157
739
169
+62%
401
227
255
218
Gain from the sale of Fondcenter[1]
Operating income
m
Performance fees
Net management fees
524
75
449
1,162
88
505
(2)
+27%
774
255
518
637
92
545
666
40
588
Gain from the sale of Fondcenter[1]
Credit loss (expense) / release
Cost / income ratio
70%
36%
48%
64%
62%
Invested assets
End of period, bn
+26%
928
980
1,092
1,121
1,174
2Q20
3Q20
4Q20
1Q21
2Q21

PBT 255m, +38% excluding 37m gain on sale of remaining investment in Fondcenter[1]; 9th consecutive quarter of YoY PBT growth

Operating income +27%
- Net management fees +31% benefitting from continued positive net new run rate fee generation
- Performance fees (46%) to more normalized levels

Operating expenses +12% driven by higher personnel expenses

Invested assets 1,174bn, +53bn QoQ

NNM 9bn excl. money markets; 2bn incl. money markets; 87bn NNM excl. money markets over the last 12 months, 11% growth

UBS 1 Subsequently renamed Clearstream Fund Centre

Investment Bank



Profit before tax
m
+9%
612
632
529
412
668
Operating income
m
Global Banking
Global Markets
+9%
2,268
525
1,821
(78)
2,485
651
215[1]
1,634
(15)
2,011
669
1,433
(91)
2,273
788
1,483
2
2,470
881
1,567
21
Credit loss (expenses) / releases

	2Q20	3Q20	4Q20	1Q21	2Q21
Cost / income ratio	71%	74%	71%	82%	74%

RoAE 21%; PBT 668m, +9%

Global Markets revenues (14%)
- Execution Services 443m, +5% driven by cash equities
- Derivatives & Solutions 773m, (18%) against strong 2Q20 in rates, FX and credit, partially offset by higher revenues in equity derivatives
- Financing 352m, (22%) including an 87m loss related to the default of a prime brokerage client in 1Q21

Of which:
- Equities 1,194m, +23%
- FRC 373m, (56%)

Global Banking revenues +68%
- Advisory 300m, +223% driven by M&A
- Capital Markets 581m, +35% on elevated IPO and follow-on activity in ECM

Operating expenses +9% driven by currency effects, litigation and restructuring expenses

RWA 92bn, (3%) QoQ; LRD 325bn, (1%) QoQ

UBS

1 215m gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family

IFRS 9 credit loss (expenses) / releases

Credit loss (expenses)/ releases

m

2Q21	Stage 1 & 2	Stage 3	Total
Global Wealth Management	13	0	14
Personal & Corporate Banking	51	(5)	46
Asset Management	0	0	0
Investment Bank	24	(3)	21
Group Functions	(1)	0	(1)
Total	**88**	**(8)**	**80**
Financial instruments in scope of ECL requirements[1]	Stage 1: 793.5bn Stage 2: 27.2bn	3.4bn	824.1bn

Stage 1 & 2:
88m net credit loss releases

- Released 91m of post-model adjustment; 183m remaining

Stage 3:
8m net credit loss expenses

UBS Refer to the "Expected credit loss measurement" section of the 2Q21 report for more information; 1 Gross on- and off-balance sheet instruments

Capital and leverage ratios



Total loss-absorbing capacity (TLAC)
104bn
45bn
Gone concern loss-absorbing capacity
Going concern capital
59bn
17bn
AT1
CET1 capital
43bn
43bn
CET1
30.6.21
35.6%
15.4%
20.2%
5.7%
14.5%
CET1 guidance: ~13%
14.5%
CET1: 9.7%
Going concern: 14.0%
TLAC: 24.6%
30.6.21
RWA 293bn
Requirements
10.03%
4.34%
5.69%
1.60%
4.09%
CET1 guidance: >3.7%
4.09%
CET1: 3.38%
Going concern: 4.88%
TLAC: 8.63%
30.6.21
LRD 1,040bn
Requirements

UBS


Why

Purpose

Reimagining the power of investing. Connecting people for a better world.

Client promise

Personalized
Relevant
On-time
Seamless

Vision

Convene THE global ecosystem for investing where thought leadership is impactful, people and ideas are connected, and opportunities are brought to life.

Strategic imperatives

- Clients, Connections, Contributors
- Focus
- Technology
- Simplification & Efficiency
- Culture

Appendix

Group results

USDm unless otherwise indicated

	2Q20	3Q20	4Q20	1Q21	2Q21
Total operating income	7,403	8,935	8,117	8,705	8,976
of which: credit loss (expense) / release	(272)	(89)	(66)	28	80
Total operating expenses[1]	5,821	6,357	6,132	6,407	6,384
Operating profit / (loss) before tax	**1,582**	**2,578**	**1,985**	**2,298**	**2,593**
Tax expense / (benefit)	347	485	341	471	581
of which: current tax expenses	343	349	317	406	362
Net profit / (loss) attributable to shareholders	**1,232**	**2,093**	**1,636**	**1,824**	**2,006**
Diluted EPS (USD)	0.33	0.56	0.44	0.49	0.55
Effective tax rate	21.9%	18.8%	17.2%	20.5%	22.4%
Return on CET1 capital	13.2%	21.9%	16.8%	18.2%	19.3%
Return on tangible equity	9.7%	16.2%	12.4%	14.0%	15.4%
Cost / income ratio	75.8%	70.4%	74.9%	73.8%	71.8%
Total book value per share (USD)	15.89	16.57	16.74	16.47	16.90
Tangible book value per share (USD)	14.10	14.78	14.91	14.65	15.05

UBS

1 2Q21 includes 63m net litigation expenses / (releases), of which GWM 9m, P&C (11m), AM (0m), IB 64m and Group Functions 1m

2Q21 Group results by region

Profit before tax



Americas
65%
0.5bn
0.8bn
2Q20 2Q21
Switzerland
57%
0.5bn
0.8bn
2Q20 2Q21
EMEA
45%
0.4bn
0.5bn
2Q20 2Q21
Asia Pacific
15%
0.5bn
0.6bn
2Q20 2Q21

	Americas	Switzerland	EMEA	Asia Pacific
Operating income	3.6bn +23%	2.0bn +22%	1.8bn +17%	1.6bn +11%
Operating expenses	2.8bn +15%	1.1bn +5%	1.3bn +9%	1.0bn +8%
Cost/ income ratio	78.8% (3.1) ppts	59.6% (3.2) ppts	71.2% (3.5) ppts	62.2% (0.5) ppts

Excludes (0.0bn) revenues, 0.1bn expenses and (0.2bn) in PBT from items managed at the Group level, such as the Non-core and Legacy Portfolio, certain litigation expenses and other items. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues

UBS

2Q21 Global Wealth Management results by region

Profit before tax


Americas
+122%
227m
505m
2Q20 2Q21
Switzerland
+37%
149m
204m
2Q20 2Q21
EMEA
+15%
267m
308m
2Q20 2Q21
Asia Pacific
+22%
233m
283m
2Q20 2Q21

	Americas	Switzerland	EMEA	Asia Pacific
Cost/ income ratio	80.9% (5.6) ppts	57.5% (3.5) ppts	68.5% (0.3) ppts	60.2% (4.4) ppts
Invested assets	1,722bn +26%	290bn +23%	632bn +19%	583bn +30%
Net new fee-generating assets	13.5bn	2.8bn	4.9bn	3.8bn
Net new loans	5.3bn	0.7bn	1.1bn	0.2bn

UBS

Common equity tier 1 capital



CET1 capital
bn
40.4
2.6
(0.4)
0.3
0.4
(0.4)
(0.3)
42.6
31.3.21
Profit before tax
Current tax expense
Foreign currency translation effects
Fondcenter[1]
Compensation and own-share related capital components
Other[2]
30.6.21

UBS

1 0.4bn CET1 capital increase following the sale of our remaining minority investment in Clearstream Fund Centre (previously Fondcenter AG) to Deutsche Börse AG due to the effect of goodwill associated with the investment; 2 Includes (0.3bn) from increase in accruals for 2021 dividends, +0.2bn higher eligible deferred tax assets on temporary differences and other items

RWA and LRD


RWA
bn
+5.4bn
of which: +1.8bn due to FX
287.8
293.3
75.8
75.8
10.4
22.8
7.8
23.3
178.9
186.4
31.3.21
30.6.21
Operational risk
Market risk
Non-counterparty-related risk
Credit and counterparty credit risk


LRD
bn
+1.7bn
of which: +8.7bn due to FX
1,038.2
1,039.9
31.2
31.1
123.2
121.5
106.2
97.7
790.2
801.5
(12.6)
(12.0)
31.3.21
30.6.21
Off-balance sheet items
Securities financing transactions
Derivative exposures
On-balance sheet exposures
Deduction items


By currency
%, as of 30.6.21
293.3
1,039.9
7%
3%
8%
22%
59%
12%
4%
10%
31%
43%
RWA
LRD
Other
GBP
EUR
CHF
USD

UBS

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. The outbreak of COVID-19 and the measures taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures taken to respond to the pandemic as well as the uncertainty surrounding vaccine supply, distribution, and efficacy against mutated virus strains create significantly greater uncertainty about forward-looking statements. Factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments; (viii) UBS's ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK's exit from the EU; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters as well as the evolving nature of underlying science and industry and governmental standards, and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2020. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS